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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67834

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sendero Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

250 W. Nottingham, Suite 300

(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Darchicourt 210.930.9403

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Darchicourt _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sendero Securities, LLC _____ , as of December 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DEBRA PONZIO
Notary Public
Notary ID #126099247
My Commission Expires
March 11, 2024
STATE OF TEXAS


_____
Signature

CFO/FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENDERO SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2020

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sendero Securities, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sendero Securities, LLC's management. Our responsibility is to express an opinion on Sendero Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sendero Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sendero Securities, LLC's financial statements. The supplemental information is the responsibility of Sendero Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

We have served as Sendero Securities, LLC's auditor since 2008.

Celeste, Texas
February 19, 2021

1

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	55,885
Receivables		61,670
Prepaid Expenses		7,460
Clearing Deposit		63,298
Total Assets		188,313

Liabilities and Member's Equity

Liabilities

Accrued Expenses	10,190
Offices and Administrative Services Fees Payable-Related Party	6,120
Total Liabilities	16,310
Member's Equity	172,003
Total Liabilities and Member's Equity	$ 188,313

SENDERO SECURITIES, LLC

Statement of Income
Year Ended December 31, 2020

Revenue

Placement Fees	$	251,216
Interest		232
Total Revenue		251,448

Expenses

Office and Administrative Service Fees - Related Party		73,445
Regulatory Fees		3,233
Professional Fees		15,733
Other Expenses		5,684
Total Operating Expenses		98,095
Net Income	$	153,353

SENDERO SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Member's Equity, December 31, 2019	$	340,650
Net Income		153,353
Distributions to Member		(322,000)
Member's Equity, December 31, 2020	$	172,003

SENDERO SECURITIES, LLC

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows from Operating Activities:

Net Income	$	153,353
Adjustments to Reconcile Net Income to		
Net Cash provided by Operating Activities		
Change in Assets and Liabilities		
Decrease in Receivables		179,772
Increase in Prepaid Expenses		(969)
Increase in Clearing Deposit		(232)
Decrease in Accrued Expenses		(3,334)
Decrease in Office and Administrative Services Fees Payable-Related Party		(9,220)
Net Cash Provided by Operating Activities		319,370

Cash Flows from Financing Activities

Distributions to Member		(322,000)
Net Decrease in Cash		(2,630)
Cash at Beginning of Year		58,515
Cash at End of Year	$	55,885

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas in May 2007. The Company is a wholly owned subsidiary of Sendero Partners, LLC ("Parent"), a Texas limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934 ("SEA"), and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from SEA Rule 15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company earns placement fees from alternative asset management firms ("Management Firms") for private placement investments of clients of Sendero Wealth Management ("SWM"), an Investment Advisor, who is an affiliate of the Company. The Company does not earn placement fees on all private placement investments. Placement fees earned are dependent on the contractual relationships with the respective Management Firms. The Management Firms are based in the United States.

Additionally, the Company may operate as an introducing broker on a fully disclosed basis clearing transactions through its clearing broker/dealer, but during 2020 did not have any customer accounts nor any customer transactions with its clearing broker/dealer.

Summary of Significant Accounting Policies:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all the Company's financial asset and liability amounts are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition: Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement fees consist of management fees and performance fees.   Services are provided by alternative asset management firms ("Management Firms") on a daily basis.   The Company believes the performance obligation on management fees is satisfied over time because the Company is receiving and consuming the benefits as they are provided by the Management Firms. The Company's management fees are based on a predetermined fixed percentage applied to fees collected by the Management Firms. Management fees are recognized monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.   Management fees are received quarterly in arrears.   As additional consideration, the Company receives performance fees that vary based on specified performance measures, for example, when a fund exceeds a specified benchmark or contractual hurdle over a contractual performance period. Performance fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. Performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time (at the end of each calendar year) as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence.   Performance fees are recognized at the end of each calendar year once it is probable that a significant reversal will not occur.

Income Taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes.   The taxable income or loss of the Company is included in the partnership income tax return of the Parent.   Therefore, federal income taxes are not payable by, or provided for, the Company.

As of December 31, 2020, open federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

The Company is subject to state franchise taxes.

NOTE B – CLEARING BROKER

The Company has a clearing agreement with Pershing, LLC ("Pershing") to perform clearing services should the Company open customer accounts at Pershing. The agreement with Pershing requires the Company to maintain a minimum of $60,000 in an account with Pershing.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $102,873, which was $52,873 in excess of the required net capital of $50,000. The Company's net capital ratio was 0.16 to 1.

NOTE D – CONCENTRATION OF CREDIT RISK AND REVENUE

The Company has placement fees due from one Illinois-based Management Firm totaling $43,093 or approximately 70% of its total receivables, and approximately 23% of its total assets at December 31, 2020. For the year ended December 31, 2020, the Company earned placement fees from this same Management Firm totaling $153,772, or approximately 61% of total revenue. The Company has placement fees due from one Texas-based Management Firm totaling $18,577, or approximately 30% of its total receivables, and approximately 10% of its total assets at December 31, 2020. For the year ended December 31, 2020, the Company earned placement fees from this same Management Firm totaling $96,061, or approximately 38% of total revenue.

NOTE E – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF REVENUE AND SERVICES

The Company is under the control of its Parent and economically dependent on another related entity, SWM, an Investment Advisor. The existence of that control and dependency creates operating results and a financial position significantly different than if the companies were autonomous. Transactions between the Company and SWM were not consummated on terms equivalent to arms-length transactions.

All of the Company's placement fees are earned from clients of SWM.

NOTE E - RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF REVENUE AND SERVICES (Continued)

The Company and SWM have entered into an Office and Administrative Services Agreement as amended and restated most recently on January 1, 2021 for a one-year term. This agreement is automatically renewable, unless cancelled by either party. SWM provides the Company with certain office facilities and services under this Agreement, including but not limited to rent, office equipment and supplies, utilities, telephone, and salaries (excluding commissions). SWM may also pay certain expenses on behalf of the Company. SWM allocates a pro-rata portion of such expenses incurred by SWM on behalf of the Company. In making such allocation, SWM equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities and services. Expenses allocated to and incurred on behalf of the Company under this Agreement during 2020 totaled $73,445, of which $6,120 is payable at December 31, 2020.

NOTE F – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 19, 2021, the date which the financial statements were available to be issued.

SENDERO SECURITIES, LLC

Supplemental Information Pursuant to Rule 17 a-5

December 31, 2020

Total member's equity qualified for net capital	$	172,003
Deductions and/or charges		
Non-allowable assets:		
Receivables		61,670
Prepaid Expenses		7,460
Total deductions and/or charges		69,130
Net Capital	$	102,873
Aggregate indebtedness		
Accrued Expenses	$	10,190
Office and Administrative Services Fees Payable-Related Party		6,120
Total aggregate indebtedness	$	16,310
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	52,873
Ratio of aggregate indebtedness to net capital		0.16 to 1

See accompanying report of Independent Registered Public Accounting Firm

Reconciliation of Computation of Net Capital

The computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3 as a "Non-Covered Firm".

See accompanying report of Independent Registered Public Accounting Firm

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Sendero Securities, LLC, in which (1) Sendero Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions), and (2) Sendero Securities, LLC stated that Sendero Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception. Sendero Securities, LLC is also filing this Exemption Report because Sendero Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placement of securities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception (Non-Covered Firm provision). Sendero Securities, LLC's management is responsible for compliance with the exemption provisions, Non-Covered Firm provision, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sendero Securities, LLC's compliance with the exemption provisions and Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2021

12

Sendero Securities, LLC
Exemption Report
December 31, 2020

Sendero Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c33 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sendero Securities, LLC

I, Lori K. Darchicourt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Lori Darchicourt*

Title: Chief Financial Officer

January 29, 2021